FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2004

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                       [X]

                                    Form 40-F
                                       [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ----

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes
                                       [X]

                                       No
                                       [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-   N/A
                                    --   ------


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
                 ---------
By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer
By:     /S/ Michael McGarvey
        -----------------------
        Michael McGarvey
        Chief Executive Officer


Date: 21 October 2004
      ---------------
                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
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Press Release dated 21 October 2004 -  EIDOS ANNOUNCES DEVELOPMENT DEAL
-----------------------------------------------------------------------
WITH AVALANCHE STUDIOS
----------------------

Eidos Announces Development Deal with Avalanche Studios

    LONDON--(BUSINESS WIRE)--Oct. 21, 2004--Eidos, one of the world's leading publishers and developers of entertainment software, announces it has signed a development deal with Swedish based Avalanche Studios.
    Avalanche Studios specialises in the creation of innovative game concepts using its cutting edge proprietary technology. It is developing an action game entitled Just Cause for Eidos, which will be released in 2005 on PlayStation 2, Xbox and PC.
    Martin Alltimes, head of European external development at Eidos, says: "Avalanche Studios offers a great fit to Eidos' product strategy of IP ownership and the development of original content utilising ground-breaking technology. Building on the excellent work to date, I am confident this relationship will produce an exceptional game."
    Christofer Sundberg, director of Avalanche, says: "We are very proud to be part of the Eidos developer network. Eidos is a strong and ambitious publisher with a long history of releasing AAA titles and making blockbusters out of original content. Our ambition is to build a long term relationship with our publishing partner, and Eidos has already proven to be an excellent choice."

    About Eidos

    Eidos plc is one of the world's leading publishers and developers of entertainment software with a diverse mix of titles for the PC, PlayStation(R)2 computer entertainment system, Nintendo GameCube(TM) and the Xbox(TM) video game system from Microsoft. For more information on Eidos and its products visit www.eidos.com

    About Avalanche

    Avalanche Studios specializes in the creation of videogames for leading and next-generation platforms. Founded in 2003 by Christofer Sundberg and Linus Blomberg, Avalanche Studios was launched with the vision of becoming one of the top independent developers in the European games industry and focuses on developing innovative intellectual properties and exceptional proprietary technology. The much experienced development team at Avalanche Studios consists of talent that has made individual achievements in the teams responsible for blockbusters such as the Battlefield(TM) series, Chronicles of Riddick(TM) and the Headhunter(TM) series. Avalanche Studios is based in the heart of Stockholm, Sweden and currently employs 40 people and. For more information on Avalanche Studios and its projects visit www.avalanchestudios.se.

    CONTACT: Eidos
             Steve Starvis, 020 8636 3000
             Fax: 020 8636 3001